Exhibit 99.1

ILOG S.A.

A French Corporation (“Société Anonyme”)

Share Capital:  EUR 20 619 916

Registered Office:  9, rue de Verdun

B.P. 85, 94253 Gentilly Cedex

France

340 852 458 R.C.S. (“Registre du Commerce et des Sociétés” – Registry of Commerce and Companies) Créteil.

Convening notice

The shareholders (the “Shareholders”) of ILOG S.A. (hereafter “ILOG” or the “Company”) are informed that an Ordinary Shareholders Meeting (the “Shareholders Meeting”) will be held on December 19, 2008 at 9:00 a.m., at the registered office of the Company, in order to deliberate on the Agenda and on the draft resolutions set forth below.

In the event a quorum is not met, the Shareholders Meeting will convene again on the same Agenda on December 29, 2008 at 5:00 p.m., at the registered office of the Company.

The Agenda and the draft resolutions communicated in the prior announcements made in the BALO notices n°0814115 and 0814191 published respectively on November 12, 2008 and November 14, 2008, are modified as follows:

Agenda of the Ordinary Shareholders Meeting

1.               Communication of the Board of Directors’ and Auditors’ reports;

2.               Approval of the French statutory accounts for the fiscal year ended June 30, 2008;

3.               Approval of the consolidated accounts for the fiscal year ended June 30, 2008;

4.               Allocation of earnings for the fiscal year ended June 30, 2008;

5.               Approval of the reports of the Statutory Auditors on the agreements provided for in Articles L.225-38 et seq. of the French Code of Commerce and examination and approval of related-party agreements;

6.               Approval of the reports of the Statutory Auditors established in accordance with Article L.225-42 al. 3 of the French Code of Commerce and examination and approval of the agreement mentioned in such report;

7.               Appointment of Ms. Beth Smith as a new Board member;

8.               Appointment of Ms. Paloma Valor as a new Board member;

9.               Appointment of Mr. Einar Uboe as a new Board member;

10.         Appointment of Mr. Emile Santafe as a new Board member; and

11.         Authorization of all necessary powers of attorney.

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First Resolution – Approval of the French Statutory accounts for the fiscal year ended June 30, 2008

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, and having heard the management report of the Board of Directors on the business and position of the Company for the fiscal year ended June 30, 2008, and the report of the Statutory Auditors on the performance of their duties during such fiscal year, hereby authorize and approve the French statutory accounts for the fiscal year ended June 30, 2008, as presented, as well as the transactions reflected in such financial statements or summarized in such reports, and hereby acknowledge, pursuant to the provisions of Article 223 quarter and 223 quinquies of the French Tax Code, that no non-tax deductible expenses referred to in Articles 39-4 and 39-5 of the French Tax Code were incurred during the fiscal year ended June 30, 2008.

Second Resolution - Approval of the consolidated accounts for the fiscal year ended June 30, 2008

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, and having heard the management report of the Board of Directors on the business and position of the Group for the fiscal year ended June 30, 2008 and the report of the Statutory Auditors on the consolidated accounts for such fiscal year, hereby authorize and approve the consolidated accounts for the fiscal year ended June 30, 2008, as presented, as well as the transactions reflected in such financial statements or summarized in such reports.

Third resolution - Allocation of statutory earnings for the fiscal year ending June 30, 2008

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, and having noted that the statutory net income for the fiscal year ended June 30, 2008 was € 294,399, hereby authorize and approve the allocation of such statutory net income for the fiscal year ended June 30, 2008 as follows:

•                  5% to the legal reserve, i.e. €14,720, and

•                  the remaining profit, i.e. €279,679, to the other reserve account.

Pursuant to French law, the Shareholders’ Meeting noted that no dividends were paid for the last three fiscal years.

Fourth Resolution - Approval of the reports of the Statutory Auditors on the agreements provided for in Articles L.225-38 and seq. of the French Commercial Code and examination and approval of related party agreements

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, and having heard the special report of the Statutory Auditors on the agreements governed by Articles L.225-38 et seq. of the French Commercial Code, hereby authorize and approve the following:

•                  the continuation of the severance policy in favor of the Deputy Chief Executive Officer, Mr. Bounthara Ing;

•                  the continuation of the loan agreement of €1.1 million in favor of Prima Solutions;

•                  the continuation of the 18 month extension to the Chief Executive Officer’s unemployment policy;

•                  the letter agreement with Mr. Pierre Haren relating to the run-off Directors and Officers liability insurance policy;

•                  the letter agreement with Mr. Michel Alard relating to the run-off Directors and Officers liability insurance policy;

•                  the letter agreement with Ms. Marie-Claude Bernal relating to the run-off Directors and Officers liability insurance policy;

•                  the letter agreement with Mr. Pascal Brandys relating to the run-off Directors and Officers liability insurance policy;

•                  the letter agreement with Mr. Mac Fourrier relating to the run-off Directors and Officers liability insurance policy;

•                  the letter agreement with Mr. Richard Liebhaber relating to the run-off Directors and Officers liability insurance policy;

•                  the letter agreement with Mr. Stéphane Lizeray relating to the run-off Directors and Officers liability insurance policy;

•                  the letter agreement with Mr. Todd Lowe relating to the run-off Directors and Officers liability insurance policy;

•                  the letter agreement with Mr. Pierre-Michel Peugnet relating to the run-off Directors and Officers liability insurance policy;

•                  the free shares agreement entered into with Mr. Pierre Haren;

•                  the free shares agreement entered into with Mr. Bounthara Ing; and

•                  the stock options agreement entered into with Mr. Stéphane Lizeray.

Fifth Resolution - Approval of the reports of the Statutory Auditors established in accordance with Article L.225-42 al. 3 of the French Code of Commerce and examination and approval of the agreement mentioned in such report;

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, and having heard the special reports of the Statutory Auditors on the agreements governed by Articles L.225-42 al.3 of the French Commercial Code, hereby authorize and approve the following:

•                  the continuation of the Directors and Officers liability insurance policy; and

•                  the execution of a run-off Directors and Officers liability insurance policy.

Sixth Resolution – Appointment of Ms. Beth Smith as new Board member

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, hereby authorize the appointment of Ms. Beth Smith as a new Board member, for a term expiring at the end of the ordinary shareholders meeting called to approve the accounts for the fiscal year ended June 30, 2011.

Seventh Resolution – Appointment of Ms. Paloma Valor as new Board member

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, hereby authorize the appointment of Ms. Paloma Valor as a new Board member, for a term expiring at the end of the ordinary shareholders meeting called to approve the accounts for the fiscal year ended June 30, 2011.

Eight Resolution – Appointment of Mr. Einar Uboe as new Board member

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, hereby authorize the appointment of Mr. Einar Uboe as a new Board member, for a term expiring at the end of the ordinary shareholders meeting called to approve the accounts for the fiscal year ended June 30, 2011.

Ninth Resolution – Appointment of Mr. Emile Santafe as new Board member

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, hereby authorize the appointment of Mr. Emile Santafe as a new Board member, for a term expiring at the end of the ordinary shareholders meeting called to approve the accounts for the fiscal year ended June 30, 2011.

Tenth Resolution – Powers of Attorney

Resolved, that the Shareholders, having satisfied the quorum and majority rules for ordinary shareholders meetings, hereby authorize the Board to grant full power and authority to the bearer of an original, a copy or an extract of these minutes for the purposes of carrying out the necessary registrations and formalities.

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[The following paragraphs are required by law on such a notice to call a meeting]

The general meeting is open to all shareholders, no matter how many shares they hold.  No one can represent a shareholder unless he himself is a shareholder or is married to the represented shareholder (article L. 225-106 of the Code of Commerce).

Pursuant to article R. 225-85 of the Code of Commerce, one can attend the general meeting by an accounts registration of shares under the shareholder’s name or the shareholder’s agent registered on his behalf (pursuant to paragraph 7 of article L. 228-1 of the Code of Commerce), on December 16, 2008, at 12:00 a.m., Paris time, or in the nominative share registries held by the Company (or its agent), or in the bearer’s share registries held by the relevant agent.

Subscription or registration of the shares in the bearer’s share registries held by financial agents is certified by a participation certificate issued by such agents (or by email), in exhibit:

•                  of the long-distance vote form;

•                  of the proxy form;

•                  of the request of the admission card in the shareholder’s name or on behalf of the shareholder represented by its agent.

A participation certificate is also delivered by financial agents to the shareholder wishing to physically attend the meeting and who did not receive their admission card on December 16, 2008 at 12:00 a.m., Paris time.

Any shareholder can request from his agent a form allowing such shareholder to vote by proxy or to be represented at the meeting.

Any shareholder wishing to use the ability to vote by proxy can ask for a form, by a written request to the Company, up to 6 days prior to the meeting date.

For bearers of shares, the form will only be effective if it is accompanied by a certificate of participation issued by the authorized agent, bearer of their share registry.

The certificate and the form must be sent, by the financial agents, to:

BNP PARIBAS Securities Services
GCT Emetteurs
Assemblées
Immeuble Tolbiac
75450 Paris Cedex 09

Votes by proxy will only be taken into account for properly filled in forms received by the Company or its above-mentioned proxy at least three calendar days prior to the general meeting.

Shareholders can also access further information that will be posted on the Company’s website: www.ilog.fr.

Also, any shareholder may address written questions arising from this publication to the President of the Company.  Such questions must to be sent, by registered mail, to ILOG S.A., 9 rue de Verdun, BP 85, 94253 Gentilly Cedex, no later than the fourth business day prior to be the meeting, together with a share registry certificate.

The Board of Directors